December 3, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (512) 683-6913

James Truchard
Chief Executive Officer
National Instruments Corporation
11500 North Mopac Expressway
Austin, TX 78759

> **Re:** **National Instruments Corporation**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 0-25426**

Dear Mr. Truchard:

      We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 17, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note that your response to comment 4 of our August 21, 2007 letter. However, it appears that benchmarking to your peer companies plays a significant role in the determination of executive compensation, which would require the identification of these peer companies. In future filings, please identify these companies and/or clarify the nature and extent to which you exercised discretion not to benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. We note your response to comment 6 of our August 21, 2007 letter. However, to the extent that you believe the disclosure of performance targets and measures would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor